EXHIBIT 12.3
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In thousands, except ratio)

	Nine Months
	Ended	Year Ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$42,924	$38,534	$40,541	$39,408	$36,801	$48,067
Amortization of debt premium, discount and expenses	3,624	4,618	2,871	2,856	3,036	2,958
Other interest	5,582	9,799	3,956	1,921	1,719	3,859
Estimated interest factor of lease rental charges	11,764	16,630	16,448	16,954	16,406	17,007
Interest capitalized	264	3,738	1,946	1,054	752	909
Total Fixed Charges	64,158	73,319	65,762	62,193	58,714	72,800

Preferred dividend requirements	431	781	815	746	891	859

Total Fixed Charges and Preferred Dividend Requirements	$64,589	$74,100	$66,577	$62,939	$59,605	$73,659

Earnings, as defined by the Securities and Exchange
Commission:

Earnings before income taxes	$(63,159)	$34,611	$89,657	$51,034	$114,690	$74,400
Fixed charges as above	64,158	73,319	65,762	62,193	58,714	72,800
Interest capitalized	(264)	(3,738)	(1,946)	(1,054)	(752)	(909)

Earnings Available for Fixed Charges	$735	$104,192	$153,473	$112,173	$172,652	$146,291

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	0.01 *	1.41	2.31	1.78	2.90	1.99

* The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $63.9 million for the nine months ended September 30, 2008.